                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*


                              Escalon Medical Corp.
                              ---------------------
                                (Name of Issuer)

                           Common Stock, no par value
                           --------------------------
                         (Title of Class of Securities)

                                    296074305
                                 -------------
                                 (CUSIP Number)


               John T. Rich, Vice President of Finance, EOI Corp. 351 East Conestoga Road, Wayne, PA (610) 688-6830
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                    January 14, 1998
                                    ----------------
               (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                             Page 1 of 13 Pages
                                                                 SEC 1746(12-91)

CUSIP No. 296074305                                      Page 2 of 13 Pages

                                  SCHEDULE 13D


 1      NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              EOI Corp. (Formerly known as Escalon Ophthalmics, Inc.) I.R.S. Identification No. 23-2488490

 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (See Instructions)

        (a)

        (b)

 3      SEC USE ONLY


 4      SOURCE OF FUNDS (See Instructions)

              OO

 5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

              N/A

 6      CITIZENSHIP OR PLACE OF ORGANIZATION

              Pennsylvania


               7     SOLE VOTING POWER

                           1,109,406
  NUMBER OF
   SHARES
BENEFICIALLY   8     SHARED VOTING POWER
  OWNED BY
    EACH                   0
  REPORTING
   PERSON      9     SOLE DISPOSITIVE POWER
    WITH
                           1,109,406
              10     SHARED DISPOSITIVE POWER

                           0


11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,109,406

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)



13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              42.2%


14      TYPE OF REPORTING PERSON (See Instructions)

              CO

CUSIP No. 296074305                                      Page 3 of 13 Pages



                         BACKGROUND OF THIS STATEMENT

      This Amendment No. 1 to Schedule 13D relates to the ownership by EOI Corp. (the "Reporting Person"), a Pennsylvania corporation, of 1,109,406 shares (the "Shares") of common stock, no par value, of Escalon Medical Corp. (the "Issuer"), a California corporation. The Reporting Person was formerly known as Escalon Ophthalmics, Inc., and the Issuer was formerly known as Intelligent Surgical Lasers, Inc. In November 1997, the Issuer effected a one-for-four reverse stock split (the "Reverse Split"), as a result of which each shareholder became the holder of one share of the Issuer's Common Stock for every four shares owned before the Reverse Split. References in this Amendment No. 1 to shares of Common Stock of the Issuer have been adjusted to reflect the Reverse Split.

      On October 2, 1995, the Board of Directors of the Reporting Person adopted a Plan of Reorganization, Complete Liquidation and Dissolution (the "Plan of Liquidation") providing that: (i) the Reporting Person would transfer substantially all of its assets and certain of its liabilities to the Issuer in exchange for shares of the Issuer's Common Stock (the "Asset Acquisition"), which occurred on February 12, 1996; (ii) after the closing of the Asset Acquisition, the Reporting Person would continue in existence for the sole purpose of winding up its affairs, and that it would not thereafter engage in any business activities other than activities related to the implementation of the Plan of Liquidation; (iii) the Reporting Person would take all necessary action to settle and discharge, or otherwise provide for, all of its remaining liabilities, primarily through the delivery of shares of the Issuer's Common Stock received in the Asset Acquisition and/or through the sale of any or all of such shares and the application of the proceeds of the sale of such shares to the payment of the Reporting Person's remaining liabilities; (iv) upon the settlement and discharge of, or other provision for, all of the Reporting Person's liabilities, the Reporting Person would transfer all of its remaining assets, including the transfer in kind of any shares of the Issuer's Common Stock then owned by the Reporting Person, to its shareholders in accordance with their respective rights and interests (less any assets retained as reasonable provisions to meet claims, including unasserted, contingent, conditional or unmatured liabilities or expenses, and specifically set aside for such purpose); and (v) the Reporting Person would thereafter dissolve as a corporate entity.

      The Plan of Liquidation was approved by the Reporting Person's shareholders on January 19, 1996. Thereafter, on February 12, 1996, the Reporting Person transferred substantially all of its assets and certain of its liabilities to the Issuer in exchange for shares of the Issuer's Common Stock in the Asset Acquisition. The Reporting Person has not conducted any business operations since the Asset Acquisition was consummated.

      In furtherance of the Plan of Liquidation and in order to permit the Reporting Person to discharge its most significant remaining liability, the Reporting Person has commenced an offer (the "Exchange Offer") to the holders of its 10% Convertible Subordinated Notes due October 31, 2000 (the "Notes") to exchange shares of common stock of the Reporting Person for the Notes. If the Exchange Offer is consummated, the Reporting Person intends to complete the Plan of Liquidation in February 1998, which will include (i) either the transfer of a portion of the Shares to existing creditors and/or the sale of a portion of the Shares in market transactions in order to

CUSIP No. 296074305                                      Page 4 of 13 Pages

satisfy its remaining liabilities and (ii) upon the discharge of its remaining liabilities, including the completion of the Exchange Offer, the distribution of any remaining Shares to its shareholders in final liquidation. See Item 4 of this Amendment No. 1 for a description of the Exchange Offer.

ITEM 1.  SECURITY AND ISSUER.

      Item 1 is supplemented and restated in its entirety as follows:

      This statement relates to the common stock, no par value, (the "Common Stock") of the Issuer, Escalon Medical Corp. The principal executive offices of the Issuer have recently been relocated to 351 East Conestoga Road, Wayne, Pennsylvania 19087.

ITEM 2.  IDENTITY AND BACKGROUND.

      Item 2 is restated in its entirety as follows:

      The Reporting Person is a company organized and existing under the laws of the Common wealth of Pennsylvania, the principal offices of which are located at 351 East Conestoga Road, Wayne, Pennsylvania 19087. Prior to the Asset Acquisition, the Reporting Person's principal business was the development, manufacturing and marketing of ophthalmic surgical products and the development of novel drug delivery technology. Upon the consummation of the Asset Acquisition, the Reporting Person has continued in existence for the sole purpose of winding up its affairs and is not engaging in any business activities other than the activities related to the implementation of its Plan of Liquidation as described under Item 4 below.

      Certain information concerning the directors, executive officers and certain principal shareholders of the Reporting Person is set forth below:

      Jay L. Federman, M.D., who is a director of the Issuer, is the Chairman of the Board and a director of the Reporting Person. His address is 160 Lankenau Medical Building East, 100 Lancaster Avenue, Wynnewood, Pennsylvania 19096, and he is a United States citizen. Dr. Federman is currently the Chief of the Division of Ophthalmology at the Allegheny University Medical College of Pennsylvania and a Co-Director of the Retina Service and Research Department of Wills Eye Hospital in Philadelphia, Pennsylvania. Dr. Federman beneficially owns 797,400 shares, or 6.6%, of the common stock of the Reporting Person. Of these shares, 324,745 shares are owned by Dr. Federman individually; 162,504 shares are owned jointly by Dr. Federman and his wife; 67,853 shares, 84,138 shares and 58,160 shares are issuable to Dr. Federman, to Dr. Federman and his wife jointly and to a profit sharing plan of which Dr. Federman is the beneficiary, respectively, upon conversion of Notes in accordance with their terms; and 100,000 shares are purchasable upon the exercise of currently exercisable stock options. This total excludes 27,680 shares held by Dr. Federman's wife as custodian for their minor daughter; Dr. Federman disclaims beneficial ownership of such excluded shares.

      Sterling C. Johnson, has been the President, Chief Executive Officer and a director of the Reporting Person since 1989. His address is 36 Richmond Drive, Skillman, New Jersey 08558,

CUSIP No. 296074305                                      Page 5 of 13 Pages

and he is a United States citizen. Mr. Johnson beneficially owns 548,056 shares, or 4.6%, of the common stock of the Reporting Person. Of these shares, 350,000 are owned by Mr. Johnson individually; 20,000 shares are held in Mr. Johnson's individual retirement account; 20,000 shares are owned by Mr. Johnson's wife; 11,500 shares are owned by Mr. Johnson's children; 48,466 shares are issuable to Mr. Johnson's IRA upon conversion of Notes in accordance with their terms; and 98,090 shares are purchasable upon the exercise of currently exercisable stock options.

      Richard J. DePiano, a director and the Chairman of the Board and Chief Executive Officer of the Issuer, is a director of the Reporting Person. Mr. DePiano's address is c/o The Sandhurst Group, 351 East Conestoga Road, Wayne, Pennsylvania 19087, and he is a United States citizen. Mr. DePiano is the Managing Partner of The Sandhurst Group, which operates a group of venture capital funds. Mr. DePiano beneficially owns 182,398 shares, or 1.5%, of the common stock of the Reporting Person. Of these shares, 96,414 shares are owned by Mr. DePiano individually; 60,984 shares are owned by a profit sharing plan of which Mr. DePiano is trustee and beneficiary; and 25,000 shares are purchasable upon exercise of currently exercisable stock options.

      Jack M. Dodick, M.D., a director of the Issuer, is a director of the Reporting Person. His address is 531 Park Avenue, New York, New York 10021, and he is a United States citizen. Dr. Dodick is Chairman, Department of Ophthalmology, Manhattan Eye, Ear and Throat Hospital in New York. Dr. Dodick beneficially owns 769,029, or 6.4%, of the common stock of the Reporting Person. Of these shares, 399,538 shares are owned by Dr. Dodick individually; 78,154 shares are owned by Dr. Dodick's wife; 97,651 shares are owned by a pension plan of which Dr. Dodick is trustee and beneficiary; and 193,866 shares are issuable upon conversion of Notes in accordance with their terms.

      John T. Rich, who is Vice President of the Issuer, is the Secretary, Treasurer and Vice President of Finance and Administration of the Reporting Person. His address is 351 East Conestoga Road, Wayne, Pennsylvania 19087, and he is a United States citizen. Mr. Rich beneficially owns 82,055 shares, or less than 1%, of the common stock of the Reporting Person. Of these shares, 5,200 shares are owned jointly by Mr. Rich and his wife, and 76,855 shares are purchasable upon the exercise of currently exercisable stock options.

      Sandhurst Venture Fund-I, L.P. ("Sandhurst") is a Pennsylvania limited partnership whose address is 351 East Conestoga Road, Wayne, Pennsylvania 19087. Mr. DePiano and Dr. Federman are also directors, officers and principal shareholders of Sandhurst's managing general partner. Sandhurst beneficially owns 1,567,872, or 12.7%, of the common stock of the Reporting Person. Of these shares, 581,600 shares are issuable upon conversion of Notes in accordance with their terms.

      If the Exchange Offer is consummated, however, the foregoing persons will receive the following shares of Reporting Person's Common Stock in exchange for their respective Notes, rather than the number of shares indicated with respect to conversion of such Notes: (i) Dr. Federman, Dr. Federman and his wife jointly and a profit sharing plan of which Dr. Federman is the beneficiary, 130,583 shares, 161,924 shares and 111,928 shares, respectively; (ii) Mr.

CUSIP No. 296074305                                      Page 6 of 13 Pages

Johnson's IRA, 93,274 shares; (iii) Dr. Dodick, 373,096 shares; and (iv) Sandhurst, 1,119,289 shares.

      During the last five years, none of the foregoing persons has been convicted in a criminal proceeding or was a party to any civil proceeding which resulted in or made any of them subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Item 3 is supplemented and restated in its entirety as follows:

      The Reporting Person acquired the shares of the Issuer's Common Stock upon consummation of the Asset Acquisition under the Acquisition Agreement. Pursuant to the Acquisition Agreement, the Issuer acquired substantially all of the assets and certain of the liabilities of the Reporting Person in consideration for the issuance to the Reporting Person of such Shares. The Issuer effected the Reverse Split in November 1997.

ITEM 4.     PURPOSE OF TRANSACTION.

      Item 4 is supplemented and restated in its entirety as follows:

TRANSACTIONS RELATED TO THE ASSET ACQUISITION

      The Reporting Person acquired 1,180,193 shares of the Issuer's Common Stock in connection with the Asset Acquisition. Concurrently with and as part of the closing of the Asset Acquisition, the Reporting Person and Genentech, Inc. ("Genentech") entered into a Termination and Settlement Agreement (the "Settlement Agreement") dated as of February 12, 1996. Pursuant to the Settlement Agreement, the Reporting Person transferred and caused to be delivered by the Issuer to Genentech 60,000 shares of the Common Stock of the Issuer in consideration of (i) the termination by the Reporting Person and Genentech of a license agreement between the two parties, (ii) the extinguishment of all right, title and interest of Genentech in $1,737,260 aggregate principal amount of the Reporting Person's convertible notes and warrants exercisable for the purchase of 227,500 shares of common stock of the Reporting Person, (iii) the grant of registration rights by the Issuer to Genentech and (iv) the mutual release by Genentech of the Reporting Person and Issuer, and the releases by the Reporting Person and the Issuer, respectively, of Genentech, of certain obligations relating to, among other things, the Acquisition Agreement, the aforementioned license agreement, the notes and warrant, and other matters occurring or existing on or prior February 12, 1996.

      In addition, 530,096 Shares (the "Escrow Shares") were transferred to, and are currently being held in, escrow (the "Escrow") pursuant to the terms of the Escrow Agreement (the "Escrow Agreement") among the Issuer, the Reporting Person and PNC Bank, National Association, as Escrow Agent, in order to assure the Issuer that the Reporting Person will have assets available to satisfy certain liabilities of the Reporting Person that were not being assumed by the Issuer

CUSIP No. 296074305                                      Page 7 of 13 Pages

in the Asset Acquisition. The Escrow Shares may be released from the Escrow by a written agreement of the Issuer and the Reporting Person to satisfy certain of the Reporting Person's liabilities.

      Also, in connection with the Asset Acquisition, the Reporting Person adopted the Plan of Liquidation. The Plan of Liquidation provides that (i) upon the closing of the Asset Acquisition, the Reporting Person would continue in existence for the sole purpose of winding up its affairs, and that it would not thereafter engage in any business activities other than activities related to the implementation of the Plan of Liquidation, (ii) the Reporting Person would take all necessary action to settle and discharge, or otherwise provide for, all of its remaining liabilities either through the delivery of Shares and/or pursuant to the sale of any or all of such Shares and the application of the proceeds of the sale of such Shares to the payment of the Reporting Person's remaining liabilities, (iii) upon the settlement and discharge of, or other provision for, all of the Reporting Person's liabilities, the Reporting Person would transfer all of its remaining assets, including the transfer in kind of any Shares then owned by the Reporting Person, to its shareholders in accordance with their respective rights and interests (less any assets retained as reasonable provisions to meet claims, including unasserted, contingent, conditional or unmatured liabilities or expenses, and specifically set aside for such purpose) and (iv) the Reporting Person would thereafter dissolve as a corporate entity.

      Pursuant to the Registration Rights Agreement dated as of February 12, 1996 between the Issuer and the Reporting Person (the "Registration Rights Agreement"), the Reporting Person has also been granted certain demand and piggyback registration rights. See "Subsequent Developments" below for a description of certain registrations effected under and modifications made to the Registration Rights Agreement.

      As a result of the Asset Acquisition, and as contemplated by the Acquisition Agreement, three directors of the Issuer, Dieter Broska, Heinz R. Gisel and Ann H. Lamont, resigned from the Board of Directors of the Issuer, and Jay L. Federman, Richard DePiano, Jack M. Dodick and Sterling C. Johnson were elected to serve as directors of the Issuer. Currently, Dr. Federman, Dr. Dodick and Mr. DePiano are members of the Board of Directors of the Reporting Person. Following the consummation of the Asset Acquisition, the Issuer's Board of Directors consisted of Robert J. Kunze, Anthony B. Evnin, Jay L. Federman, Richard J. DePiano, Jack M. Dodick and Sterling C. Johnson. Mr. Kunze, Dr. Federman, Dr. Dodick and Mr. DePiano are the current directors of the Issuer, and Mr. DePiano is the Chairman of the Board and Chief Executive Officer of the Issuer. There is no continuing obligation under any contractual arrangements to cause such persons to be nominated or elected as directors of the Issuer. The Reporting Person is entitled to cumulate its votes in the election of directors under the provisions of the California General Corporation Law. Inasmuch as the Reporting Person owns approximately 42.2% of the outstanding shares of the Issuer, such cumulative voting rights will permit the Reporting Person to elect a certain number of nominees as directors of the Issuer. Also, its percentage of ownership will permit the Reporting Person to cast a significant number of votes with respect to other matters presented to the Issuer's shareholders for their consideration and vote.

CUSIP No. 296074305                                      Page 8 of 13 Pages

      As reported above, three directors of the Reporting Person are also directors of the Issuer, and certain officers of the Reporting Person are officers of the Issuer. Such persons may take actions from time to time in their respective capacities as officers and directors of the Issuer relating to the management and control of the Issuer that differ from the current intentions of the Reporting Person acting in its capacity as a shareholder of the Issuer.

SUBSEQUENT DEVELOPMENTS

      The Shares are the Reporting Person's only significant asset and will be the sole source of payment of its liabilities.

      The liabilities of the Reporting Person currently include: (i) obligations under $3,116,810 aggregate principal amount of the Notes as of January 14, 1997 (including the Notes held by Dr. Federman, Mr. Johnson, Dr. Dodick and Sandhurst as described under Item 2 above) with respect to which the Reporting Person has commenced the Exchange Offer described below; (ii) obligations under a $150,000 principal amount note payable to, and warrants to purchase 315,789 shares of common stock of the Reporting Person issued to, a third party; (iii) obligations under a $50,000 principal amount note payable to Sterling C. Johnson; (iv) the obligations of the Reporting Person under outstanding stock options to purchase an aggregate of 816,595 shares of common stock of the Reporting Person at exercise prices ranging from $0.25 to $1.00 per share (including options held by certain person described under Item 2 above); (v) a warrant to purchase 22,500 shares of common stock of the Reporting Person at an exercise price of $2.21 per share issued to a third party; and (vi) the liabilities for legal, accounting and other expenses relating to the implementation of the Plan of Liquidation and the dissolution of the Reporting Person, including expenses relating to any sale of Shares by the Reporting Person. While the Reporting Person cannot accurately predict the extent of these expenses, they could be substantial, depending on the issues that arise in the implementation of the Plan of Liquidation, particularly in the event that the Exchange Offer is not consummated.

      THE EXCHANGE OFFER

      On January 14, 1998, the Reporting Person commenced the Exchange Offer, pursuant to which holders of the Notes are being offered 2.566 shares of Common Stock of the Reporting Person in exchange for each $1.00 in principal amount of the Notes. As of December 31, 1997, $3,116,810 in principal amount of Notes were outstanding. The purpose of the Exchange Offer is to enable the Reporting Person to discharge its indebtedness under the Notes so that it can complete the Plan of Liquidation in February 1998. The Exchange Offer will expire at 5:00 p.m., Philadelphia time, on Monday, February 2, 1998, unless the Reporting Person, in its sole discretion, determines to extend the offer period.

      The Exchange Offer is subject to certain conditions, including the condition that all outstanding Notes are tendered for exchange prior to the expiration of the Exchange Offer. If the Exchange Offer is consummated, the holders of the Notes will become the holders of approximately 7,997,735 shares, or 40.5%, of the outstanding Common Stock of the Reporting Person.

CUSIP No. 296074305                                      Page 9 of 13 Pages

      If the Exchange Offer is consummated, the Reporting Person proposes to complete the liquidation of the Reporting Person promptly thereafter by distributing to the holders of its Common Stock the Shares that the Reporting Person continues to hold, after the payment of the Reporting Person's remaining liabilities and the expenses of liquidation.

      THE REGISTRATION RIGHTS AGREEMENT AND PROPOSED
      TRANSFERS AND DISTRIBUTIONS OF THE REMAINING SHARES

      In August 1996 pursuant to the Registration Rights Agreement, the Issuer registered under the Securities Act of 1933 the offer and sale of up to 100,000 shares of the Issuer's Common Stock, 60,000 shares of which represented shares of the Issuer's Common Stock acquired by Genentech in February 1996 and 40,000 shares owned by the Reporting Person so as to register for transfer to permit the Reporting Person to discharge of certain of its liabilities. In August 1996, the Reporting Person transferred 10,787 shares of the Issuer's Common Stock to a creditor of the Reporting Person in discharge of certain liabilities of the Reporting Person at the rate of $5.5624 per share. As a result of such transfer, 29,213 Shares remain available for transfer under that registration statement.

      In December 1997, the Reporting Person agreed with the Issuer not to exercise its demand registration rights under the Registration Rights Agreement through and including February 15, 1998, but retained its right to exercise its piggyback registration rights. Pursuant to the exercise of Reporting Person's piggyback registration rights, the Issuer has agreed to register up to 1,080,193 Shares in a registration statement under the Securities Act to be filed on or about the date hereof.

      Pursuant to the Plan of Liquidation, the Reporting Person intends promptly to (i) transfer a portion of the Shares to existing creditors and/or sell Shares in market transactions in order to satisfy its remaining liabilities and (ii) upon the discharge of all remaining liabilities, including the completion of the Exchange Offer, distribute any remaining Shares to its shareholders in final liquidation, which is intended to occur in February 1998.

OTHER INFORMATION UNDER THIS ITEM 4

      As of the date of this Amendment No. 1, except as described in this Item and Item 6 hereof, the Reporting Person does not have any plans or proposals which relate to or would result in:

      (a) the acquisition or disposition by any person of additional securities of the Issuer;

      (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

      (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

CUSIP No. 296074305                                      Page 10 of 13 Pages

      (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) any material change in the present capitalization or dividend policy of the Issuer;

      (f) any other material change in the Issuer's business or corporate structure;

      (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

      (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

      (j)   any action similar to any of those enumerated above.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      Item 5 is supplemented and restated in its entirety as follows:

      (a) The Reporting Person beneficially owns 1,109,406 Shares, or approximately 42.2%, of the outstanding shares of Common Stock of the Issuer. No other person named in Item 2 beneficially owns shares of Common Stock of the Issuer other than shares held by the Reporting Person.

      (b) The Reporting Person has the sole power to vote or to direct the vote, and sole power to dispose or direct the disposition, of the Shares, subject to the limitations on transferability contained in the Escrow Agreement, which provides that 530,096 Escrow Shares will be held in Escrow to assure the Issuer that the Reporting Person will have assets available to satisfy its liabilities. The Escrow Agreement provides that the Escrow Shares will be delivered to the Reporting Person to satisfy certain obligations to creditors of the Reporting Person.

      (c) See Item 4 for a discussion of transactions in the Shares by the Reporting Person since the initial filing of this Schedule 13D and certain proposed transfers and distributions of the remaining Shares.

      (d) The Reporting Person through its management has the sole right to receive and the power to direct the receipt of dividends from, or the proceeds of the sale of, the Shares.

CUSIP No. 296074305                                      Page 11 of 13 Pages

      (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      The Reporting Person is a party to the following contracts, arrangements, understandings or relationships with respect to the Shares beneficially owned by the Reporting Person:

      (a) As described in Item 3 and Item 4 of this Schedule 13D, the Reporting Person acquired the shares of the Issuer's Common Stock upon the closing of the Asset Acquisition in February 1996, including the concurrent transfer of shares of the Issuer's common stock to Genentech, in accordance with the terms of the Acquisition Agreement and the Settlement Agreement. See Item 4 for a description of the Settlement Agreement and the transactions and other agreements related thereto.

      (b) Upon the closing of the Asset Acquisition on February 12, 1996, the Reporting Person entered into the Escrow Agreement with the Issuer and PNC Bank, National Association, a national banking association, pursuant to which 530,096 of the Shares are being held in Escrow to assure the Issuer that the Reporting Person will have assets available to satisfy its liabilities, including liabilities relating to certain convertible notes issued by the Reporting Person. The Escrow Agreement provides that the Escrow Shares will be delivered to the Reporting Person to satisfy certain obligations to creditors of the Reporting Person.

      (c) The Reporting Person has adopted the Plan of Liquidation. See Item 4 for a description of the Plan of Liquidation and the proposed disposition of the Shares thereunder, including disposition pursuant to the Exchange Offer.

      (d) Upon the closing of the Asset Acquisition on February 12, 1996, the Reporting Person entered into the Registration Rights Agreement with the Issuer, pursuant to which the Reporting Person is entitled to three demand and unlimited piggyback registration rights. The Reporting Person is responsible for all fees and expenses associated with the demand registration rights. As disclosed in
Item 4 above, in August 1996 pursuant to the Registration Rights Agreement, the Issuer registered under the Securities Act of 1933 the offer and sale of up to 100,000 shares of the Issuer's Common Stock, 60,000 shares of which represented shares of the Issuer's Common Stock acquired by Genentech in February 1996 and 40,000 shares of which were available for transfer by the Reporting Person in discharge of certain of its liabilities. In August 1996, the Reporting Person transferred 10,787 shares of the Issuer's Common Stock to a creditor of the Reporting Person in discharge of certain liabilities of the Reporting Person at the rate of $5.5624 per share. In December 1997, the Reporting Person agreed not to exercise its demand registration rights under the Registration Rights Agreement through and including February 15, 1998, but retained its right to exercise its piggyback registration rights. Pursuant to Reporting Person's piggyback registration rights, the Issuer has agreed to register up to 1,080,193 Shares in a registration statement under the Securities Act to be filed on or about the date hereof.

CUSIP No. 296074305                                      Page 12 of 13 Pages

      (e) The Reporting Person commenced the Exchange Offer, which is scheduled to expire on February 2, 1998. See Item 4 for a description of the Exchange Offer.

      (f) Pursuant to the Plan of Liquidation, the Reporting Person intends to
(i) transfer a portion of the Shares to existing creditors and/or sell Shares in market transactions in order to satisfy its remaining liabilities and (ii) upon the discharge of all remaining liabilities, including the completion of the Exchange Offer, distribute any remaining Shares to its shareholders in final liquidation.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

      Item 7 is supplemented and restated in its entirety as follows:

      The following exhibits were previously filed with this Schedule 13D:

      (a) Assets Sale and Purchase Agreement dated as of October 9, 1995 between the Issuer and the Reporting Person, and Amendment to the Assets Sale and Purchase Agreement dated as of December 19, 1995 between the Issuer and the Reporting Person.

      (b) Escrow Agreement dated as of February 12, 1996 among the Reporting Person, the Issuer and PNC Bank, National Association.

      (c) Registration Rights Agreement dated as of February 12, 1996 between the Reporting Person and the Issuer.

      (d) Plan of Reorganization, Complete Liquidation and Dissolution of the Reporting Person.

      (e) Termination and Settlement Agreement dated as of February 12, 1996 between the Reporting Person and Genentech, Inc.

      (f) Mutual Release dated as of February 12, 1996 between Genentech, Inc. and the Reporting Person.

      (g) Mutual Release dated as of February 12, 1996 between the Issuer and Genentech, Inc.

      The following exhibit is being filed with this Amendment No. 1:

      (h) Letter Agreement dated December 31, 1997 with respect to the Registration Rights Agreement.

CUSIP No. 296074305                                      Page 13 of 13 Pages


                                   SIGNATURE

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                          EOI CORP.



Date: January 20, 1998                    By: /s/ John T. Rich
                                              ---------------------------------
                                             Title:  Vice President of Finance
                                                    ---------------------------

                                    EXHIBIT G

                              ESCALON MEDICAL CORP.
                               182 Tamarack Circle
                               Skillman, NJ 08558

December 31, 1997


EOI Corp.
182 Tamarack Circle
Skillman, NJ  08558

Dear Sir:

      As a party to the registration rights agreement dated February 12, 1996 between Escalon Medical Corp. (the "Company") and EOI Corp. (the "EOI Registration Rights Agreement"), the Company is hereby giving you notice that in January 1998, the Company intends to file with the Securities and Exchange Commission a registration statement on Form S-3 (the "Registration Statement") in connection with the common stock underlying the preferred stock and warrants issued in a private placement on December 31, 1997 under the terms of a Registration Rights Agreement dated December 31, 1997 (the "New Registration Rights Agreement").

      In connection with the Registration Statement, by signing below, EOI Corp. ("EOI") hereby (i) waives irrevocably notice under Section 2.2 of the Registration Rights Agreement of the Company's intent to register common stock under the Securities Act of 1933 under the terms of the New Registration Rights Agreement; (ii) agrees not to exercise its demand registration rights under
Section 2.1 of the EOI Registration Rights Agreement under the terms of the New Registration Rights Agreement from December 31, 1997 through and including February 15, 1998; and (iii) understands that EOI shall have the right to exercise its piggyback registration rights under Section 2.2 of the EOI Registration Rights Agreement to register its shares of Common stock on the Registration Statement.


                                          Sincerely,

                                          /s/ Richard J. DePiano
                                          Richard J. DePiano
                                          Chairman and Chief Executive Officer

Accepted:

By: /s/ Sterling Johnson 12/31/97
      Name: Sterling Johnson
      Title:  President; CEO